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SE 19005932

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T-REX Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

214 West 29th Street, 17th floor
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Ave. (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

SEC
Mail Processing
Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Benjamin Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T-REX Securities LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

02/22/2019

Notary Public

CHUNLAAM TAM
Notary Public, State of New York
No. 01TA6324735
Qualified in Queens County
Commission Expires May 11, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T-REX Securities, LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
December 31, 2018

T-REX Securities LLC
Index
December 31, 2018

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements:	
Statement of Financial Condition	**2**
Statement of Income (Loss)	**3**
Statement of Changes in Member's Equity	**4**
Statement of Cash Flows	**5**
Notes to Financial Statements	**6 - 8**
Supplementary Information:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	**10**
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under SEC Rule 15c3-3 (Exemption)	**11**
Report of Independent Registered Public Accounting Firm on Exemption Report Required by SEC Rule 15c3-3	**12**
Client Exemption Report Required by SEC Rule 15c3-3	**13**

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of T-REX Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T-REX Securities, LLC as of December 31, 2018, the related statements of Income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of T-REX Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of T-REX Securities, LLC's management. Our responsibility is to express an opinion on T-REX Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T-REX Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements for Broker Dealers Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of T-REX Securities, LLC's financial statements. The supplemental information is the responsibility of T-REX Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements for Broker Dealers Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2019

T-REX Securities, LLC
Statement of Financial Condition
December 31, 2018
Amounts in US Dollars

ASSETS	
Cash and cash equivalents	$ 39,114
FINRA Account	502
Prepaid expenses	572
TOTAL ASSETS	**$ 40,188**
LIABILITIES & EQUITY	
Liabilities	
Accounts Payable and accrued expenses	$ 17,100
Payable to Related Party	11,120
Total Liabilities	**28,220**
Total Equity	11,968
TOTAL LIABILITIES & EQUITY	**$ 40,188**

The accompanying notes are an integral part of these financial statements.

T-REX Securities, LLC
Statement of Income (Loss)
Year Ended December 31, 2018
Amounts in US Dollars

Compensation	$	10,089
Professional fees		67,891
General and administrative expenses		24,847
Total Expense		102,827
Net loss	$	(102,827)

The accompanying notes are an integral part of these financial statements.

T-REX Securities, LLC
Statement of Changes in Member's Equity
As of December 31, 2018
Amounts in US Dollars

Member's equity at December 31, 2017	$ 67,295
Capital contribution	47,500
Net loss	(102,827)
Member's equity at December 31, 2018	$ 11,968

The accompanying notes are an integral part of these financial statements.

T-REX Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2018
Amounts in US Dollars

Operating activities:	
Net loss	$ (102,827)
Adjustments to reconcile net loss to cash used for operating activities:	
Increase in FINRA account	(70)
Decrease in prepaid expenses	163
Increase in accounts payable and accrued expenses	5,600
Increase in payable to related party	4,714
Net cash used for operating activities	(92,420)
Financing activities:	
Proceeds from capital contribution	47,500
Net cash provided by financing activities	47,500
Decrease in cash and cash equivalents	(44,920)
Cash, beginning of period	84,034
Cash, end of year	$ 39,114

The accompanying notes are an integral part of these financial statements.

1. Organization

T-REX Securities, LLC (the "Company") was formed as a Limited Liability Company in Delaware on December 4, 2014. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers structured finance solutions for renewable energy asset owners looking for increased liquidity, leverage or refinance.

The Company is wholly owned by T-REX Group, Inc. ("TRG"), a Delaware corporation.

The Company is exempt from Section 15c3-3(k)(2)(ii) of the Customer Protection Rule. In connection with its activities as a broker/dealer, the Company is an introducing firm and does not hold customer funds or securities.

2. Use of Estimates

Pursuant to the Expense Sharing Agreement between the Company and TRG, Management estimates that shared employees act in the capacity of a Company employee for approximately 8 hours per month, or 5% of total salaried hours of those employees. Therefore, 5% of salary expenses for those employees are allocated to the Company.

3. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less.

Income Taxes

The Company is wholly owned by its sole member, TRG and is considered a disregarded entity for income tax purposes. Accordingly, the Company's operations are combined with that of its owner's income tax filings. Any change as a result of an examination by the IRS or the State of Delaware would not have an impact at the entity level.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, FINRA account, prepaid expenses, accounts payable and accrued expenses and payable to TRG, Inc. are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

4. Related-Party Transactions

The wholly-owned Company entered into an expense sharing administrative services agreement with TRG from which it receives the benefit of certain facilities and services paid for by TRG. The Company is allocated overhead expenses including rent, telephone, office supplies, utilities and computer expense based on the percentage of space utilized by the Company.

Compensation allocated to the Company from TRG based on the percentage of time a shared employee spends working in the capacity of a Company employee. As explained in Note 2, Management estimates approximately 8 hours per month, or 5% of total time, is spent acting in this capacity. As such, 5% of their salary expenses are allocated to the Company. During the period the Company paid $17,470 to TRG as reimbursement for expenses pursuant to the Expense Sharing Agreement. As of December 31, 2018, the Company has a liability of $11,120 due to TRG for expenses paid for by TRG on behalf of the Company. Subsequent to the balance sheet date, on January 22 2019 and February 7, 2019, $8,994 and $2,126 respectively, were paid to TRG.

Amounts in US Dollars

5. **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had a net capital of $10,894 which was $5,894 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.59 to 1.

6. **Commitments and Contingencies**

As of December 31, 2018 the Company had no commitments or contingencies that required disclosure.

7. **Subsequent Events**

On January 23, 2019, the Company received a capital infusion of $10,000 from TRG.

On January 10, 2019, the Company filed FORM BDW (Uniform Request Withdrawal From Broker-Dealer Registration) with FINRA. As of February 22, 2019, the Company had not received approval for the withdrawal.

Supplemental Schedules

T-REX Securities, LLC
Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2018
Amounts in US Dollars

Total Member's Equity	$ 11,968
Nonallowable assets	
Other assets	1,074
Total nonallowable assets	1,074
NET CAPITAL	$ 10,894
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Aggregate indebtedness	
Accrued liabilities	$ 28,220
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirements	$ 5,894
Ratio of aggregate indebtedness to net capital	2.59

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X 17A-5 as of December 31, 2018

T-REX Securities, LLC
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2018

T-REX Securities, LLC operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cornerstone Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Cornerstone Financial Services, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Cornerstone Financial Services, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cornerstone Financial Services, Inc.'s management. My responsibility is to express an opinion on Cornerstone Financial Services, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Cornerstone Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cornerstone Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Cornerstone Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

To the Member of
T-REX Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which T-REX Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which T-REX Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and T-REX Securities, LLC stated that T-REX Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. T-REX Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about T-REX Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 22, 2019

February 22, 2019

T REX

T-REX Securities LLC's Exemption Report

We as members of management of T-REX Securities, (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii)(the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(4). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) we met the identified exemption provisions from January 1, 2018 to December 31, 2018 without exception.

DocuSigned by:
Benjamin B Cohen
216F511F93E848B...

Benjamin Cohen

Title: CEO

DocuSigned by:
Charlene Wilson
2212134918534DB...

Charlene Wilson

Title: FINOP

Date of Audit Report: February 22, 2019

T-REX Group, Inc.
214 W 29th Street, 17th Floor
New York, New York 10001

+1 212 256 1285
info@trexgroup.com
www.trexgroup.com